Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-231931

Final Term Sheet

AMERICAN TOWER CORPORATION

March 29, 2022

Issuer:	American Tower Corporation (“AMT”)

Coupon:	3.650% Senior Notes due 2027 (the “2027 Notes”)
4.050% Senior Notes due 2032 (the “2032 Notes”)

Principal Amount:	2027 Notes: $650,000,000
2032 Notes: $650,000,000

Maturity Date:	2027 Notes: March 15, 2027
2032 Notes: March 15, 2032

Benchmark Treasury:	2027 Notes: 1.875% UST due February 28, 2027
2032 Notes: 1.875% UST due February 15, 2032

Benchmark Treasury Price and Yield:	2027 Notes: 97-05 3⁄4; 2.488%
2032 Notes: 95-15; 2.393%

Spread to Benchmark Treasury:	2027 Notes: T + 127 basis points
2032 Notes: T + 172 basis points

Yield to Maturity:	2027 Notes: 3.758%
2032 Notes: 4.113%

Price to Public:	2027 Notes: 99.517%
2032 Notes: 99.491%

Ratings(1):	Baa3 (Stable) / BBB- (Stable) / BBB+ (Negative watch) (Moody’s / S&P / Fitch)

Interest Payment Dates:	2027 Notes: Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2022 (short first coupon)

2032 Notes: Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2022 (short first coupon)

Make-whole Call:	2027 Notes: Prior to February 15, 2027 (one month prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

2032 Notes: Prior to December 15, 2031 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 30 basis points

Par Call:	2027 Notes: At any time on or after February 15, 2027 (one month prior to their maturity date)

2032 Notes: At any time on or after December 15, 2031 (three months prior to their maturity date)

Trade Date:	March 29, 2022

Settlement Date(2):	April 1, 2022 (T+3)

CUSIP/ISIN:	2027 Notes: 03027XBV1 / US03027XBV10
2032 Notes: 03027XBW9 / US03027XBW92

Use of Proceeds:	We intend to use all of the net proceeds to repay existing indebtedness under the 2021 Credit Facility, the 2021 Multicurrency Credit Facility and the 2021 USD 364-Day Delayed Draw Term Loan.

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $1,282.6 million after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of $600.0 million of the net proceeds to repay existing indebtedness under the 2021 Credit Facility, $600.0 million of the net proceeds to repay existing indebtedness under the 2021 Multicurrency Credit Facility and $82.6 million of the net proceeds to repay existing indebtedness under the 2021 USD 364-Day Delayed Draw Term Loan.

Joint Book-Running Managers:	J.P. Morgan Securities LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
SMBC Nikko Securities America, Inc.

Senior Co-Managers:	Barclays Capital Inc.
BBVA Securities Inc.
Commerz Markets LLC

EA Markets Securities LLC

Mizuho Securities USA LLC
RBC Capital Markets, LLC
Santander Investment Securities Inc.
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
TD Securities (USA) LLC

Co-Managers:	ING Financial Markets LLC
PNC Capital Markets LLC
Standard Chartered Bank
The Standard Bank of South Africa Limited

(1)

These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

(2)

We expect that the delivery of the notes will be made against payment on April 1, 2022, which is the third business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day preceding their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated March 29, 2022 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Standard Chartered Bank, The Standard Bank of South Africa Limited, and any other non-U.S. registered broker-dealer will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, Morgan Stanley & Co. LLC at 1-866-718-1649 or SMBC Nikko Securities America, Inc. at 1-888-868-6856.

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